Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 9, 2024

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”) Post-Effective Amendment No. 156 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to an additional comment the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) via email on May 9, 2024, with respect to the Amendment and the Trust’s proposed new series, the Octane All-Cap Value Energy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment: Please capitalize “energy company” throughout so that it is clear that it is a defined term.

Response: The Trust confirms that references to “energy company” have been capitalized throughout the Prospectus, as appropriate.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC